FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of October, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

HeidelbergCement changes Hanson's financing structure - issuance of upstream and downstream guarantee

Hanson wishes to draw attention to the following announcement, which has today been made by HeidelbergCement AG:

"Further to the announcement issued on 13 September 2007 regarding Hanson's financing structure HeidelbergCement AG confirms that:

1.   A guarantee has now been issued by HeidelbergCement AG of the obligations of Hanson Limited and Hanson Australia Funding Limited under the following bonds (the "Hanson US$ Bonds"):

     a.   US$750m, 7.875% bonds, due 27 September 2010, issued by Hanson
          Limited;

     b.   US$750m, 5.25% bonds, due 15 March 2013, issued by Hanson Australia
          Funding Limited and guaranteed by Hanson Limited; and

     c.   US$750m, 6.125% bonds, due 15 August 2016, issued by Hanson Limited;
          and

2.   Hanson Limited has issued a guarantee of the financial indebtedness
     (including moneys raised by the issue of bonds, debentures or similar instruments) of HeidelbergCement AG and any of its subsidiaries which is guaranteed by HeidelbergCement AG. This guarantee shall expire on the repayment of the Hanson US$ Bonds.

The guarantees are published on HeidelbergCement's and Hanson's websites
(www.heidelbergcement.com and www.hanson.com).

It is expected that the de-listing of the Hanson US$ Bonds from the New York
Stock Exchange and London Stock Exchange, and their re-listing on the Euro MTF operated by the Luxembourg Stock Exchange will be finalised in 2007.

Heidelberg, 19 October 2007"

Paul Tunnacliffe
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                         Graham Dransfield
                                                                         Legal Director

Date:   October 19, 2007